Mail Stop 3561

May 23, 2006

Mr. Paul Farr
Vice President and Controller
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

      Re: **PPL Corporation**
               PPL Electric Utilities Corporation
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 3, 2006
               File Nos. 1-11459 and 1-905

Dear Mr. Farr:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jim Allegretto
                    Senior Assistant Chief Accountant